Exhibit 99.1

FinVolution Group Reports First Quarter 2026 Unaudited Financial Results

SHANGHAI, May 25, 2026 /PRNewswire/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform across China and overseas markets, today announced its unaudited financial results for the first quarter ended March 31, 2026.

	For the Three Months Ended/As of		YoY
	March 31, 2025	March 31, 2026	Change
Total Transaction Volume (RMB in billions)[1]	52.1	42.6	-18.2%
- Chinese Mainland[2]	49.1	38.5	-21.6%
- Overseas Markets[3]	3.0	4.1	36.7%

Total Outstanding Loan Balance (RMB in billions)	74.1	67.7	-8.6%
- Chinese Mainland[4]	72.2	65.1	-9.8%
- Overseas Markets[5]	1.9	2.6	36.8%

First Quarter 2026 Highlights

Chinese Mainland Market

●	Cumulative registered users reached 190.0 million as of March 31, 2026, an increase of 7.2% compared with March 31, 2025.
●	Cumulative borrowers reached 29.6 million as of March 31, 2026, an increase of 8.4% compared with March 31, 2025.
●	Number of unique borrowers[6] for the first quarter of 2026 was 1.7 million, a decrease of 22.7% compared with the same period of 2025.
●	Transaction volume[2] was RMB38.5 billion for the first quarter of 2026, a decrease of 21.6% compared with the same period of 2025.
●	Transaction volume facilitated for repeat individual borrowers[7] for the first quarter of 2026 was RMB31.4 billion, a decrease of 26.3% compared with the same period of 2025.
●	Outstanding loan balance[4] was RMB65.1 billion as of March 31, 2026, a decrease of 9.8% compared with March 31, 2025.
●	Average loan size was RMB12,098 for the first quarter of 2026, compared with RMB10,494 for the same period of 2025.
●	Average loan tenure was 8.5 months for the first quarter of 2026, compared with 8.2 months for the same period of 2025.
●	90 day+ delinquency ratio[8] was 3.11% as of March 31, 2026.
●	Net revenue[9] was RMB2,216.1 million (US$321.3 million) for the first quarter of 2026, compared with RMB2,770.2 million for the same period of 2025.
●	U.S. GAAP operating profit[10] was RMB598.7 million (US$86.8 million) for the first quarter of 2026, compared with RMB913.1 million for the same period of 2025.
●	Non-GAAP adjusted EBITDA[11], which excludes depreciation and amortization and share-based compensation expenses from operating profit, was RMB614.9 million (US$89.1 million) for the first quarter of 2026, compared with RMB930.1 million for the same period of 2025.

1

Overseas Markets

●	Cumulative registered users reached 56.5 million as of March 31, 2026, an increase of 45.2% compared with March 31, 2025.
●	Cumulative borrowers reached 13.4 million as of March 31, 2026, an increase of 76.3% compared with March 31, 2025.
●	Number of unique borrowers[12] for the first quarter of 2026 was 4.5 million, an increase of 155.4% compared with the same period of 2025.
●	Number of new borrowers[13] for the first quarter of 2026 was 1.7 million, an increase of 160.0% compared with the same period of 2025.
●	Transaction volume[3] reached RMB4.1 billion for the first quarter of 2026, an increase of 36.7% compared with the same period of 2025.
●	Outstanding loan balance[5] reached RMB2.6 billion as of March 31, 2026, an increase of 36.8% compared with March 31, 2025.
●	Net revenue[14] was RMB948.9 million (US$137.6 million) for the first quarter of 2026, an increase of 34.5% compared with the same period of 2025, representing 29.6% of total revenue for the first quarter of 2026.
●	U.S. GAAP operating profit[10] was RMB45.8 million (US$6.6 million) for the first quarter of 2026, compared with RMB24.4 million for the same period of 2025.
●	Non-GAAP adjusted EBITDA[11], which excludes depreciation and amortization and share-based compensation expenses from operating profit, was RMB47.5 million (US$6.9 million) for the first quarter of 2026, compared with RMB25.5 million for the same period of 2025.

Group Financial Highlights

●	Net revenue was RMB3,210.1 million (US$465.4 million) for the first quarter of 2026, compared with RMB3,481.0 million for the same period of 2025.
●	Net profit was RMB421.1 million (US$61.0 million) for the first quarter of 2026, compared with RMB737.6 million for the same period of 2025.
●	U.S. GAAP operating profit was RMB546.8 million (US$79.3 million) for the first quarter of 2026, compared with RMB883.2 million for the same period of 2025.
●	Non-GAAP adjusted operating profit[15], which excludes share-based compensation expenses before tax, was RMB585.0 million (US$84.8 million) for the first quarter of 2026, compared with RMB917.9 million for the same period of 2025.
●	Diluted net profit per American depositary share (“ADS”) was RMB1.65 (US$0.24) and diluted net profit per share was RMB0.33 (US$0.05) for the first quarter of 2026, compared with RMB2.84 and RMB0.57 for the same period of 2025, respectively.
●	Non-GAAP diluted net profit per ADS was RMB1.80 (US$0.26) and non-GAAP diluted net profit per share was RMB0.36 (US$0.05) for the first quarter of 2026, compared with RMB2.97 and RMB0.59 for the same period of 2025, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

1 Represents the total transaction volume facilitated in the Chinese Mainland and overseas markets on the Company’s platform during the period presented.

2 Represents our transaction volume facilitated in the Chinese Mainland during the period presented. During the first quarter, RMB15.5 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in Indonesia, the Philippines and Australia during the period presented.

4 Outstanding loan balance as of any date refers to the balance of outstanding loans in the Chinese Mainland market excluding loans delinquent for more than 180 days from such date. As of March 31, 2026, RMB35.0 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance as of any date refers to the balance of outstanding loans in Indonesia, the Philippines and Australia excluding loans delinquent for more than 30 days from such date.

6 Represents the total number of borrowers in the Chinese Mainland who successfully borrowed on the Company’s platform during the period presented.

7 Represents the transaction volume facilitated for borrowers who had historically completed a transaction on the Company’s platform in the Chinese Mainland during the period presented.

8 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside the Chinese Mainland are not included in the calculation.

2

9 Represents revenue from the Chinese Mainland. Prior period segment results from the Chinese Mainland have been recast to conform to the current period presentation. Please refer to the “Selected Segment Information” tables at the end of this release for a breakdown by segment for the periods presented.

10 Please refer to the “Selected Segment Information” tables at the end of this release for reconciliation between Operating Segment Profit/(Loss) and GAAP operating profit.

11 Please refer to the “Selected Segment Information” tables at the end of this release for reconciliation between GAAP operating profit and Non-GAAP adjusted EBITDA.

12 Represents the total number of borrowers in Indonesia, the Philippines and Australia who successfully borrowed on the Company’s platforms during the period presented.

13 Represents the total number of new borrowers in Indonesia, the Philippines and Australia whose transactions were facilitated on the Company’s platforms during the period presented.

14 Represents revenue from overseas markets outside the Chinese Mainland, namely Indonesia, the Philippines, and Australia. Prior period segment results from overseas markets have been recast to conform to the current period presentation. Please refer to “Selected Segment Information” for a breakdown by segment for the periods presented.

15 Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “In the first quarter, we delivered continued growth in our overseas business and a resilient performance in the Chinese Mainland segment against an evolving regulatory backdrop, demonstrating the strength of our two-engine model. Beginning this quarter, we are reporting our overseas business as a separate reportable segment, reflecting our strategic trajectory and the earnings power of our diversified business.

“In our Chinese Mainland segment, we executed with discipline, acquiring approximately 0.6 million new borrowers while prioritizing asset quality, customer quality and unit economics. The segment remained stable and profitable, reinforcing its role as the anchor of our operating cash flow.

“Our Overseas Markets segment delivered robust year-over-year revenue growth, contributing 29.6% of our total first quarter revenue. Our ‘Local Excellence, Global Outlook+’ strategy of transferring proven risk management and operational capabilities across regions drove strong year-over-year loan volume growth and more than doubled our unique overseas borrowers, underscoring our accelerating global traction.

“Looking ahead, we will continue to manage our China business prudently while expanding our overseas platform with deeper integration into the local ecosystems. Supported by strong technology advantages and a healthy balance sheet, we are well-positioned to continue creating durable value for customers and delivering sustainable financial returns for our stakeholders,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “Total net revenues for the first quarter were RMB3.2 billion, up 6.2% sequentially. Early signs of credit recovery in our Chinese Mainland business supported a recovery in loan origination volume to RMB38.5 billion, driving a 6.9% sequential increase in Chinese Mainland net revenue to RMB2.2 billion. In our overseas markets, revenue grew 34.5% year over year to RMB948.9 million, and operating profit reached RMB45.8 million, up 87.7% year over year, highlighting our overseas platform’s scalability and growing operating leverage.

“Meanwhile, we continued to return capital to our shareholders, executing share repurchases totaling US$39.4 million in the first quarter alongside our 8th annual dividend of US$0.306 per ADS in May, a 10.5% increase year over year. We reiterate our full-year 2026 revenue guidance of approximately RMB11.5 billion to RMB12.9 billion, which reflects the expected near-term impact of China’s regulatory environment. We remain confident in the resilience of our model and committed to long-term value creation,” concluded Mr. Xu.

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First Quarter 2026 Financial Results

Net revenue for the first quarter of 2026 was RMB3,210.1 million (US$465.4 million), compared with RMB3,481.0 million for the same period of 2025. This decrease was primarily due to decreases in loan facilitation service fees, post-facilitation service fees and guarantee income, partially offset by increases in net interest income and other revenue.

Loan facilitation service fees were RMB1,181.3 million (US$171.3 million) for the first quarter of 2026, compared with RMB1,477.8 million for the same period of 2025. The decrease was primarily due to decreases in the transaction volume and average rate of transaction service fees in the Chinese Mainland market, partially offset by the increase in transaction volume in overseas markets.

Post-facilitation service fees were RMB348.3 million (US$50.5 million) for the first quarter of 2026, compared with RMB380.6 million for the same period of 2025. This decrease was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB886.1 million (US$128.5 million) for the first quarter of 2026, compared with RMB1,099.5 million for the same period of 2025. This decrease was primarily due to the decrease in risk-bearing loans in the Chinese Mainland market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB484.7 million (US$70.3 million) for the first quarter of 2026, compared with RMB241.6 million for the same period of 2025. This increase mainly resulted from the increase in the average outstanding loan balances of on-balance sheet loans in both the Chinese Mainland and overseas markets, partially offset by the decrease in interest yield in the Chinese Mainland market.

Other revenue was RMB309.7 million (US$44.9 million) for the first quarter of 2026, compared with RMB281.5 million for the same period of 2025. This increase was primarily due to the increase in the contributions from other revenue streams, including other value-added services.

Origination, servicing expenses and other costs of revenue were RMB745.2 million (US$108.0 million) for the first quarter of 2026, compared with RMB620.5 million for the same period of 2025. This increase was primarily driven by the increase in employee expenditures and higher loan collection expenses in both the Chinese Mainland and overseas markets.

Sales and marketing expenses were RMB492.4 million (US$71.4 million) for the first quarter of 2026, compared with RMB529.7 million for the same period of 2025. This decrease was primarily due to improved efficiency and decreased investment in marketing activities in the Chinese Mainland market.

Research and development expenses were RMB125.5 million (US$18.2 million) for the first quarter of 2026, compared with RMB126.0 million for the same period of 2025. This decrease was primarily due to efficiency improvements in technology development.

General and administrative expenses were RMB113.8 million (US$16.5 million) for the first quarter of 2026, compared with RMB106.9 million for the same period of 2025, primarily due to an increase in office expenses.

Provision for accounts receivable and contract assets was RMB111.5 million (US$16.2 million) for the first quarter of 2026, compared with RMB117.7 million for the same period of 2025. The decrease was primarily due to decreased transaction volume of off-balance sheet loans in the Chinese Mainland market, partially offset by the increase in volume of off-balance sheet loans in overseas markets.

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Provision for loans receivable was RMB218.1 million (US$31.6 million) for the first quarter of 2026, compared with RMB85.4 million for the same period of 2025. This increase was primarily due to the increase in the outstanding loan balance of on-balance sheet loans in the Chinese Mainland and overseas markets.

Credit losses for quality assurance commitment were RMB856.6 million (US$124.2 million) for the first quarter of 2026, compared with RMB1,011.6 million for the same period of 2025. The decrease was primarily due to the decrease in risk-bearing loans in the Chinese Mainland market.

Operating profit was RMB546.8 million (US$79.3 million) for the first quarter of 2026, compared with RMB883.2 million for the same period of 2025.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB585.0 million (US$84.8 million) for the first quarter of 2026, compared with RMB917.9 million for the same period of 2025.

Other income/(expenses) was an expense of RMB15.5 million (US$2.3 million) for the first quarter of 2026, compared with income of RMB9.0 million for the same period of 2025. The decrease was mainly due to foreign exchange losses.

Income tax expense was RMB93.1 million (US$13.5 million) for the first quarter of 2026, compared with RMB153.9 million for the same period of 2025. This decrease was mainly due to the decrease in pre-tax profit.

Net profit was RMB421.1 million (US$61.0 million) for the first quarter of 2026, compared with RMB737.6 million for the same period of 2025.

Net profit attributable to ordinary shareholders of the Company was RMB415.1 million (US$60.2 million) for the first quarter of 2026, compared with RMB746.4 million for the same period of 2025.

Diluted net profit per ADS was RMB1.65 (US$0.24) and diluted net profit per share was RMB0.33 (US$0.05) for the first quarter of 2026, compared with RMB2.84 and RMB0.57 for the same period of 2025, respectively.

Non-GAAP diluted net profit per ADS was RMB1.80 (US$0.26) and non-GAAP diluted net profit per share was RMB0.36 (US$0.05) for the first quarter of 2026, compared with RMB2.97 and RMB0.59 for the same period of 2025, respectively. Each ADS represents five Class A ordinary shares of the Company.

As of March 31, 2026, the Company had cash and cash equivalents of RMB4,687.8 million (US$679.6 million) and short-term investments, mainly in wealth management products and term deposits, of RMB2,643.8 million (US$383.3 million).

5

The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in the Chinese Mainland as of March 31, 2026. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Shares Repurchase Update

For the first quarter of 2026, the Company deployed approximately US$39.4 million to repurchase its own Class A ordinary shares in the form of ADSs. As of March 31, 2026, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$516.7 million since 2018.

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Business Outlook

Strong execution of the Company’s ‘Local Excellence, Global Outlook+’ Strategy drove a resilient first quarter performance despite domestic macro headwinds and seasonal softness. The Company reiterates its full-year 2026 total revenue guidance to be in the range of approximately RMB11.5 billion to RMB12.9 billion.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on May 25, 2026 (8:30 AM Beijing/Hong Kong Time on May 26, 2026).

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIf9feb90f9176441083910b143e67c48d

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition across China and overseas markets, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2026, the Company had 246.5 million cumulative registered users across China and overseas markets.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP adjusted EBITDA, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP adjusted EBITDA, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

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For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the rate in effect as of March 31, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,285,121	4,687,773	679,584
Restricted cash	1,912,850	1,862,880	270,061
Short-term investments	3,015,226	2,643,817	383,273
Investments	1,141,816	1,142,087	165,568
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB581,475 and RMB616,214 as of December 31, 2025 and March 31, 2026, respectively	1,315,184	1,376,678	199,576
Intangible assets	270,246	270,246	39,177
Property, equipment and software, net	641,316	625,456	90,672
Loans receivable, net of credit loss allowance for loans receivable of RMB544,905 and RMB572,937 as of December 31, 2025 and March 31, 2026, respectively	6,471,619	6,963,186	1,009,450
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB340,816 and RMB349,157 as of December 31, 2025 and March 31, 2026, respectively	2,028,585	1,599,215	231,838
Deferred tax assets	2,992,071	3,219,281	466,698
Right of use assets	52,020	50,340	7,298
Prepaid expenses and other assets	1,207,791	1,168,487	169,395
Goodwill	79,759	79,759	11,563
Total assets	25,413,604	25,689,205	3,724,153
Deferred guarantee income	1,119,004	1,130,264	163,854
Liability from quality assurance commitment	2,574,842	2,374,176	344,183
Payroll and welfare payable	361,188	186,742	27,072
Taxes payable	177,064	428,808	62,164
Short-term borrowings	170,408	192,101	27,849
Funds payable to investors of consolidated trusts	778,531	974,768	141,312
Contract liability	226	-	-
Deferred tax liabilities	786,556	787,615	114,180
Accrued expenses and other liabilities	1,448,231	1,380,470	200,126
Leasing liabilities	44,711	44,760	6,489
Dividends payable	-	506,708	73,457
Convertible senior notes	1,019,266	1,005,162	145,718
Long-term borrowings	89,590	132,118	19,153
Total liabilities	8,569,617	9,143,692	1,325,557
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,908,586	5,942,443	861,473
Treasury stock	(2,465,259)	(2,736,995)	(396,781)
Statutory reserves	1,042,312	1,042,312	151,104
Accumulated other comprehensive income	13,027	38,083	5,521
Retained Earnings	12,051,332	11,959,686	1,733,790
Total FinVolution Group shareholders’ equity	16,550,101	16,245,632	2,355,122
Non-controlling interest	293,886	299,881	43,474
Total shareholders’ equity	16,843,987	16,545,513	2,398,596
Total liabilities and shareholders’ equity	25,413,604	25,689,205	3,724,153

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,477,798	1,181,314	171,255
Post-facilitation service fees	380,614	348,343	50,499
Guarantee income	1,099,514	886,069	128,453
Net interest income	241,614	484,681	70,264
Other revenue	281,501	309,655	44,890
Net revenue	3,481,041	3,210,062	465,361
Operating expenses:
Origination, servicing expenses and other costs of revenue	(620,465)	(745,172)	(108,027)
Sales and marketing expenses	(529,703)	(492,447)	(71,390)
Research and development expenses	(126,041)	(125,459)	(18,188)
General and administrative expenses	(106,894)	(113,843)	(16,504)
Provision for accounts receivable and contract assets	(117,718)	(111,514)	(16,166)
Provision for loans receivable	(85,414)	(218,148)	(31,625)
Credit losses for quality assurance commitment	(1,011,615)	(856,637)	(124,186)
Total operating expenses	(2,597,850)	(2,663,220)	(386,086)
Operating profit	883,191	546,842	79,275
Interest expenses	(652)	(17,147)	(2,486)
Other income/(expenses), net	9,033	(15,521)	(2,250)
Profit before income tax expense	891,572	514,174	74,539
Income tax expenses	(153,931)	(93,117)	(13,499)
Net profit	737,641	421,057	61,040
Less: Net (loss)/profit attributable to non-controlling interest shareholders	(8,765)	5,995	869
Net profit attributable to FinVolution Group	746,406	415,062	60,171
Foreign currency translation adjustment, net of nil tax	(16,273)	25,056	3,632
Total comprehensive income attributable to FinVolution Group	730,133	440,118	63,803
Weighted average number of ordinary shares used in computing net profit per share
Basic	1,265,759,932	1,194,294,986	1,194,294,986
Diluted	1,315,948,116	1,283,838,301	1,283,838,301
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.59	0.35	0.05
Diluted	0.57	0.33	0.05
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals five ordinary shares)
Basic	2.95	1.74	0.25
Diluted	2.84	1.65	0.24

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	USD
Net cash provided by operating activities	522,335	225,990	32,760
Net cash provided by investing activities	365,196	146,022	21,168
Net cash (used in)/provided by financing activities	(198,331)	9,418	1,366
Effect of exchange rate changes on cash and cash equivalents	(11,265)	(28,748)	(4,166)
Net increase in cash, cash equivalents and restricted cash	677,935	352,682	51,128
Cash, cash equivalents and restricted cash at beginning of period	6,747,072	6,197,971	898,517
Cash, cash equivalents and restricted cash at end of period	7,425,007	6,550,653	949,645

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FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	USD

Net Revenue	3,481,041	3,210,062	465,361
Less: total operating expenses	(2,597,850)	(2,663,220)	(386,086)
Operating Profit	883,191	546,842	79,275
Add: share-based compensation expenses	34,679	38,173	5,534
Non-GAAP adjusted operating profit	917,870	585,015	84,809

Operating Margin	25.4%	17.0%	17.0%
Non-GAAP operating margin	26.4%	18.2%	18.2%
Non-GAAP adjusted operating profit	917,870	585,015	84,809
Less: interest expenses	(652)	(17,147)	(2,486)
Add: other income/(expenses), net	9,033	(15,521)	(2,250)
Less: income tax expenses	(153,931)	(93,117)	(13,499)
Non-GAAP net profit	772,320	459,230	66,574
Less: Net (loss)/profit attributable to non-controlling interest shareholders	(8,765)	5,995	869
Non-GAAP net profit attributable to FinVolution Group	781,085	453,235	65,705

Weighted average number of ordinary shares used in computing net profit per share
Basic	1,265,759,932	1,194,294,986	1,194,294,986
Diluted	1,315,948,116	1,283,838,301	1,283,838,301
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.62	0.38	0.06
Diluted	0.59	0.36	0.05
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals five ordinary shares)
Basic	3.09	1.90	0.28
Diluted	2.97	1.80	0.26

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FinVolution Group

Selected Segment Information

(All amounts in thousands, except share data, or otherwise noted)

For the Three Months Ended March 31, 2026
	Chinese Mainland	Overseas Markets(1)	Others(2)	Elimination	Total
	RMB	RMB	RMB	RMB	RMB
Net Revenue	2,216,096	948,946	50,148	(5,128)	3,210,062
Less(3): Operating Expenses (4)	(1,617,349)	(903,196)	(88,761)	5,128	(2,604,178)
Operating Segment Profit/(Loss)	598,747	45,750	(38,613)	-	605,884
Less: Unallocated expenses(5)					(59,042)
Operating profit					546,842

For the Three Months Ended March 31, 2025
	Chinese Mainland	Overseas Markets(1)	Others(2)	Elimination	Total
	RMB	RMB	RMB	RMB	RMB
Net Revenue	2,770,160	705,343	8,250	(2,712)	3,481,041
Less(3): Operating Expenses (4)	(1,857,018)	(680,964)	(27,901)	2,712	(2,563,171)
Operating Segment Profit/(Loss)	913,142	24,379	(19,651)	-	917,870
Less: Unallocated expenses(5)					(34,679)
Operating profit					883,191

Notes:

(1): “Overseas Markets” includes Indonesia, the Philippines and Australia.

(2): “Others” includes a combination of multiple business activities that each does not meet the quantitative thresholds to qualify as reportable segments.

(3): The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4): “Operating Expenses” includes Origination, servicing expenses and other costs of revenue, Sales and marketing expenses, General and administrative expenses, Research and development expenses, Credit losses for quality assurance commitment, Provision for loans receivable and Provision for accounts receivable and contract assets.

(5): Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions, and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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FinVolution Group

Selected Segment Information

(All amounts in thousands, except share data, or otherwise noted)

For the Three Months Ended March 31, 2026
	Chinese Mainland	Overseas Markets	Others	Unallocated expenses	Total
	RMB	RMB	RMB	RMB	RMB
Operating profit	598,747	45,750	(38,613)	(59,042)	546,842
Add: Depreciation and amortization	16,180	1,785	116	-	18,081
Add: Share-based compensation expenses	-	-	-	38,173	38,173
Non-GAAP Adjusted EBITDA	614,927	47,535	(38,497)	(20,869)	603,096

For the Three Months Ended March 31, 2025
	Chinese Mainland	Overseas Markets	Others	Unallocated expenses	Total
	RMB	RMB	RMB	RMB	RMB
Operating profit	913,142	24,379	(19,651)	(34,679)	883,191
Add: Depreciation and amortization	16,919	1,104	11	-	18,034
Add: Share-based compensation expenses	-	-	-	34,679	34,679
Non-GAAP Adjusted EBITDA	930,061	25,483	(19,640)	-	935,904

Note:

“Non-GAAP Adjusted EBITDA” represents operating profit (loss) plus (a) depreciation and amortization expenses and (b) share-based compensation expenses.

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